Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

RECEIVED
2005 JUL 26 P 1:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ferreyros

05009997

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

Lima, July 22th 2005

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Please find attached our Financial Statements as of June 30st, 2005, and our management report for that period.

Sincerely yours,

ferreyros S.A.A.
Patricia Gastelumendi Lukis
Gerente de División Finanzas

PROCESSED
JUL 28 2005
THOMSON
FINANCIAL

dw 7/26

DATOS GENERALES DE LA EMPRESA

	Llenar los siguientes datos:	Observaciones
RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2005	Ingresar 4 digitos como maximo
Tipo de Informacion:	TI	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC
Periodo:	2	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	**FERREYROS S.A.A.**	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasevnet.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasevnet.gob.pe
Factor de Reexpresion del Balance General :	1	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Balance General
Al 30 de Junio del año 2005 y 31 de Diciembre del año 2004
(En miles de nuevos soles)

Activo	Notas	Al 30 de Junio 2005	Al 31 de Diciembre 2004
Activo Corriente			
Caja y Bancos	0	37,835	24,041
Valores Negociables (neto de provisión acumulada)	0	0	0
Cuentas por Cobrar Comerciales (neto de provisión acumulada)	2	145,106	101,903
Cuentas por Cobrar a Vinculadas	0	8,652	7,175
Otras Cuentas por Cobrar (neto de provisión acumulada)	0	64,948	58,126
Existencias (neto de provisión acumulada)	3	210,851	204,088
Activos por Instrumentos Financieros Derivados	0	0	0
Gastos Pagados por Anticipado	0	3,041	2,220
Total Activo Corriente		470,433	397,553
Activo No Corriente			
Cuentas por cobrar comerciales a largo plazo	2	21,110	28,665
Cuentas por Cobrar a Vinculadas a Largo Plazo	0	0	0
Otras Cuentas por Cobrar a Largo Plazo	0	0	0
Existencias	0	0	0
Inversiones Permanentes (neto de provisión acumulada)	0	92,423	93,598
Activos por Instrumentos Financieros Derivados	0	0	0
Inversiones en Inmuebles	0	0	
Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada)	4	210,474	216,005
Activos Intangibles (neto de amortización y desvalorización acumulada)	0	685	744
Impuesto a la Renta y Participaciones Diferidos Activo	0	7,564	7,140
Crédito Mercantil	0	0	0
Otros Activos	0	0	0
Total Activo No Corriente		332,256	346,152
TOTAL ACTIVO		802,689	743,705

Pasivo y Patrimonio	Notas	Al 30 de Junio 2005	Al 31 de Diciembre 2004
Pasivo Corriente			
Sobregiros Bancarios	0	1,869	1,098
Préstamos Bancarios	0	61,810	19,082
Cuentas por Pagar Comerciales	0	131,806	130,890
Cuentas por Pagar a Vinculadas	0	4,782	3,346
Otras Cuentas por Pagar	0	45,560	38,204
Parte Corriente de las Deudas a Largo Plazo	0	122,168	74,057
Pasivos por Instrumentos Financieros Derivados	0	0	0
Total Pasivo Corriente		367,995	266,677
Pasivo No Corriente			
Deudas a largo plazo	0	136,231	179,888
Cuentas por pagar a vinculadas	0	0	0
Pasivos por Instrumentos Financieros Derivados	0	0	0
Ingresos Diferidos (netos)	0	6,777	3,980
Impuesto a la Renta y Particip.Diferidos Pasivo	0	0	0
Total Pasivo No Corriente		143,008	183,868
Total Pasivo		511,003	450,545
Contingencias	0		
Interés minoritario	0	0	0
Patrimonio Neto			
Capital	6	266,178	251,550
Capital adicional	0	0	0
Acciones de Inversión	0	0	0
Resultados no realizados	0	0	0
Excedente de Revaluación	0	8,708	10,267
Reservas Legales	0	6,284	3,529
Otras Reservas	0	0	0
Resultados Acumulados	6	10,516	27,814
Efecto acumulado por reexpresión a moneda extranjera	0	0	0
Total Patrimonio Neto		291,686	293,160
TOTAL PASIVO Y PATRIMONIO NETO		802,689	743,705

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Estado de Ganancias y Pérdidas
Por los periodos terminados al 30 de Junio del año 2005 y 2004
(En miles de nuevos soles)

	Notas	Por el Trimestre especifico del 1 de Abril al 30 de Junio de 2005	Por el Trimestre especifico del 1 de Abril al 30 de Junio de 2004	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2005	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2004
Ingresos Operacionales					
Ventas Netas (ingresos operacionales)	9	247,648	277,428	448,992	468,780
Otros Ingresos Operacionales	0	232	99	581	297
Total de Ingresos Brutos		**247,880**	**277,527**	**449,573**	**469,077**
Costo de Ventas (Operacionales)	0	-196,950	-222,651	-353,309	-372,148
Otros costos operacionales	0	0	0	0	0
Total Costos Operacionales		-196,950	-222,651	-353,309	-372,148
Utilidad Bruta		**50,930**	**54,876**	**96,264**	**96,929**
Gastos Operacionales					
Gastos de Ventas	0	-23,384	-29,330	-45,073	-49,298
Gastos de Administración	0	-16,004	-14,343	-31,299	-28,405
Provisión por perdidas por desvalorización de activos	0	0	0	0	0
Utilidad Operativa		**11,542**	**11,203**	**19,892**	**19,226**
Otros Ingresos (gastos)					
Ingresos Financieros	0	6,765	4,969	13,080	10,003
Gastos Financieros	0	-7,275	-6,825	-14,047	-13,844
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	0	3,283	3,122	6,020	5,469
Ganancia o pérdida por instrumentos financieros derivados	0	0	0	0	0
Otros Ingresos	0	0	0	0	0
Otros Gastos	0	-3,830	-1,003	-7,847	-4,241
Efecto acumulado por cambios en las políticas contables	0	0	0	0	0
Resultado por Exposición a la Inflación	0	0	2,118	0	8,281
Resultado antes de Gastos Extraordinarios, Participaciones y del Impuesto a la Renta		**10,485**	**13,584**	**17,098**	**24,894**
Participación de los trabajadores corrientes y diferidos	0	-840	-1,006	-1,386	-1,828
Impuesto a la Renta corriente y diferido	0	-3,150	-3,798	-5,196	-6,937
Resultado antes de Gastos Extraordinarios		**6,495**	**8,780**	**10,516**	**16,129**
Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0	0	0	0	0
Resultado antes de Interes Minoritario		**6,495**	**8,780**	**10,516**	**16,129**
Interés Minoritario	0	0	0	0	0
Utilidad (Perdida) Neta del Ejercicio		**6,495**	**8,780**	**10,516**	**16,129**
Dividendos de acciones Preferentes	0	0	0	0	0
Utilidad (Pérdida) Neta atribuible a los accionistas no preferentes		**6,495**	**8,780**	**10,516**	**16,129**
Utilidad (pérdida) básica por acción común	8	0.027000	0.036000	0.043000	0.067000
Utilidad (pérdida) básica por acción de inversión		0.000000	0.000000	0.000000	0.000000
Utilidad (pérdida) diluida por acción común		0.000000	0.000000	0.000000	0.000000
Utilidad (pérdida) diluida por acción de inversión		0.000000	0.000000	0.000000	0.000000

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Junio del año 2005 y 2004
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2005 al 30 de Junio de 2005	Del 1 de Enero de 2004 al 30 de Junio de 2004
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de bienes o servicios e ingresos operacionales	0	416,609	456,719
Honorarios y comisiones	0	454	510
Intereses y rendimientos (no incluidos en la actividad de inversión)	0	4,374	5,574
Dividendos (no incluidos en la actividad de inversión)	0	0	0
Regalías	0	0	0
Otros cobros de efectivo relativos a la actividad	0	9,229	2,046
Menos pagos (salidas) por:			
Proveedores de bienes y servicios	0	-372,465	-387,029
Remuneraciones y beneficios sociales	0	-57,386	-44,438
Tributos	0	-5,103	-10,157
Intereses y rendimientos (no incluidos en la actividad de financiamiento)	0	0	0
Regalías	0	0	0
Otros Pagos de efectivo relativos a la actividad	0	-1,258	-1,115
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**-5,546**	**22,110**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Venta de valores e inversiones permanentes	0	0	0
Prestamos a vinculadas	0	0	0
Venta de inmuebles, maquinaria y equipo	0	834	1,116
Venta de activos intangibles	0		0
Intereses y rendimientos	0	0	0
Dividendos	0	4,886	2,434
Otros cobros de efectivo relativos a la actividad	0	831	947
Menos pagos (salidas) por:			
Compra de valores e inversiones permanentes	0	0	-183
Prestamos otorgados a vinculadas	0	0	0
Compra de inmuebles, maquinaria y equipo	0	-3,476	-3,646
Compra y desarrollo de activos intangibles	0	0	0
Otros pagos de efectivo relativos a la actividad	0	0	0
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**3,075**	**668**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Aumento de sobregiros bancarios	0	771	260
Aumento de prestamos bancarios	0	0	0
Emisión de acciones o nuevos aportes	0	0	0
Venta de acciones en tesorería	0	0	0
Recursos obtenidos por emisión de valores u otras obligac. Largo plazo	0	122,143	59,262
Otros cobros de efectivo relativos a la actividad	0	0	0
Menos pagos (salidas) por:			
Amortización o pago de sobregiros bancarios	0	0	0
Amortización o pago de préstamos bancarios	0	0	0
Amortización o cancelación de valores u otras obligaciones de largo plazo	0	-74,723	-61,511
Recompra de acciones propias (acciones en tesorería)	0	0	0
Intereses y rendimientos	0	-13,585	-14,425
Dividendos	0	-11,983	-9,135
Otros pagos de efectivo relativos a la actividad.	0	-6,358	-19,400
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento		**16,265**	**-44,949**
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		**13,794**	**-22,171**
Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	0	24,041	37,070
Resultado por Exposición a la Inflación	0	0	8,280
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio		**37,835**	**23,179**

FERREYROS S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Junio del año 2005 y 2004
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2005 al 30 de Junio de 2005	Del 1 de Enero de 2004 al 30 de Junio de 2004
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
Utilidad (Pérdida) neta del Ejercicio	0	10,516	16,129
Más :			
Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
Provisión de cuentas de cobranza dudosa	0	2,986	12,155
Provisión por desvalorización de existencias	0	5,268	7,661
Provisión por fluctuación del valor de los valores e inversiones	0	0	591
Depreciación del ejercicio	0	16,133	15,769
Provisión por pérdida en el valor de uso de los activos	0	0	0
Amortización y castigo de activos intangibles	0	60	36
Provisión para protección del medio ambiente	0	0	0
Amortización de otros activos	0	0	0
Provisiones diversas	0	14,265	9,568
Pérdida en venta de valores e inversiones permanentes	0	0	0
Pérdida en venta de inversiones en inmuebles	0	0	0
Pérdida en venta de inmuebles, maquinaria y equipo	0	0	0
Pérdida en venta de activos intangibles	0	0	0
Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0	0	0
Impuesto a la renta y participación de los trabajadores diferidos	0	104	0
Efecto acumulado por cambios en las políticas contables	0	0	0
Pérdida por activos monetarios no corrientes	0	0	0
Otros	0	14,047	13,844
Menos:			
Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0	0
Utilidad en venta de valores e inversiones permanentes	0	0	0
Utilidad en venta de inversiones en inmuebles	0	0	0
Utilidad en venta de inmuebles, maquinaria y equipo	0	-7	-140
Utilidad en venta de activos intangibles	0	0	0
Resultado por Exposición a la Inflación	0	0	-8,280
Impuesto a la renta y participación de los trabajadores diferidos	0	0	-2,102
Ganancia por pasivos monetarios no corrientes	0	0	0
Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo	0	-6,143	-5,469
Efecto acumulado por cambios en las políticas contables	0	0	0
Otros	0	-5,087	-4,985
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
(Aumento) Disminución de Cuentas por Cobrar Comerciales	0	-35,249	6,898
(Aumento) Disminución de Cuentas por Cobrar a Vinculadas	0	0	0
(Aumento) Disminución de Otras Cuentas por Cobrar	0	725	-3,656
(Aumento) Disminución de Activos por Instrumentos Financieros Derivados	0	0	0
(Aumento) Disminución en Existencias	0	-25,558	36,235
(Aumento) Disminución en Gastos Pagados por Anticipado	0	-542	-1,927
Aumento (Disminución) de Cuentas por Pagar Comerciales	0	-196	-57,261
Aumento (Disminución) de Cuentas por Pagar a Vinculadas	0	0	0
Aumento (Disminución) de Otras Cuentas por Pagar	0	3,132	-12,956
Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados	0	0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación		-5,546	22,110

	Notas		
PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO			
Ajuste de ejercicios anteriores	0	0	0
Bienes adquiridos en operaciones de arrendamiento financiero	0	0	0
Compensación de pasivos corrientes	0	0	0
Compensación de pasivos no corrientes	0	0	0
Capitalización de acreencias u obligaciones	0	0	0
Revaluación de activos	0	0	0
Aportes de capital en bienes	0	0	0

ferreyros s.a.a.

VICTOR ASTETE PALMA

ferreyros s.a.a.

CPC BERNARDO CHAUCA QUISPE

FERREYROS S.A.A.
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 30 de Junio del año 2005 y 2004
(En miles de nuevos soles)

	Capital	Capital Adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresión a moneda extranjera	Total
Saldos al 1ero. de enero de 2004	241,278	0	0	0	10,927	1,400	0	21,323	0	274,928
1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0
3. Dividendos declarados y participaciones acordados durante el período	0	0	0	0	0	0	0	-9,317	0	-9,317
4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
6. Acciones en tesorería	0	0	0	0	0	0	0	0	0	0
7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
10. Capitalización de partidas patrimoniales	9,612	0	0	0	0	0	0	-9,612	0	0
11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	16,129	0	16,129
13. Movimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0	0
14. Otros incrementos o disminuciones de las partidas patrimoniales	660	0	0	0	-660	2,129	0	-2,129	0	0
Saldos al 30 de Junio de 2004	**251,550**	**0**	**0**	**0**	**10,267**	**3,529**	**0**	**16,394**	**0**	**281,740**
Saldos al 1ero. de enero de 2005	251,550	0	0	0	10,267	3,529	0	27,814	0	**293,160**
1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0
3. Dividendos declarados y participaciones acordados durante el período	0	0	0	0	0	0	0	-11,990	0	-11,990
4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
6. Acciones en tesorería	0	0	0	0	0	0	0	0	0	0
7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
10. *Capitalización de partidas patrimoniales*	14,628	0	0	0	-1,559	2,755	0	-15,824	0	0
11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	10,516	0	10,516
13. Movimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0	0
14. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	0	0	0	0	0
Saldos al 30 de Junio de 2005	**266,178**	**0**	**0**	**0**	**8,708**	**6,284**	**0**	**10,516**	**0**	**291,686**

FERREYROS S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Totales Adicionales

Codigo	Descripcion	Observaciones	2005
T010	NUMERO DE ACCIONES COMUNES EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	241980000
T020	NUMERO DE ACCIONES DE INVERSION EN CIRCULACION (En Unidades)	Ingresar el dato sin decimales	0
T030	VALOR NOMINAL DE ACCIONES COMUNES (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 10.00 ingresar 1000	110
T040	VALOR NOMINAL DE ACCIONES DE INVERSION (En nuevos soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 1.00 ingresar 100	0
T130	PROVISION ACUMULADA PARA CUENTAS DE COBRANZA DUDOSA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	68311
T140	PROVISION ACUMULADA POR DESVALORIZACION DE EXISTENCIAS (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	14129
T150	PROVISION ACUMULADA PARA FLUCTUACION DE VALORES E INVERSIONES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	0
T080	AMORTIZACION ACUMULADA DE INTANGIBLES (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	673
T170	DEPRECIACION ACUMULADA (En miles de Soles)	Ingresar el dato redondeado (sin decimales)	160143
T090	ADQUISICION DE INVERSIONES DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0
T100	ADQUISICION DE INMUEBLES, MAQUINARIA Y EQUIPOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	17729
T180	REVALUACION DE ACTIVOS DEL EJERCICIO (En miles de nuevos soles)	Ingresar el dato redondeado (sin decimales)	0

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Consistencia de los Estados Financieros

BALANCE GENERAL	Al 30 de Junio	Al 31 de Diciembre
Total Activo **IGUAL a:**	802,689	743,705
- Total Pasivo+Patrimonio	802,689	743,705
Consistencia: ==>		

ESTADO DE PERDIDAS Y GANANCIAS	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2005	Consistencia	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2004	Consistencia
Rubros que deben ser POSITIVOS				
Ventas Netas (ingresos operacionales)	448,992		468,780	
Otros Ingresos Operacionales	581		297	
Ingresos Financieros	13,080		10,003	
Otros Ingresos	0		0	
Rubros que deben ser NEGATIVOS				
Costo de Ventas (Operacionales)	-353,309		-372,148	
Otros costos operacionales	0		0	
Gastos de Administración	-31,299		-28,405	
Provisión por perdidas por desvalorización de activos	0		0	
Gastos de Ventas	-45,073		-49,298	
Gastos Financieros	-14,047		-13,844	
Otros Gastos	-7,847		-4,241	
Gastos Extraordinarios (neto de participaciones e impuesto a la renta)	0		0	

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO	Capital	Capital adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresion a moneda extranjera
Saldos iniciales de Estado de Cambios del periodo actual **IGUALES a:**	251,550	0	0	0	10,267	3,529	0	27,814	0
Saldos del Balance General del periodo anterior	251,550	0	0	0	10,267	3,529	0	27,814	0
Consistencia: ==>									
Saldos finales del Estado de Cambios del periodo actual **IGUALES a:**	266,178	0	0	0	8,708	6,284	0	10,516	0
Saldos del Balance General del periodo actual	266,178	0	0	0	8,708	6,284	0	10,516	0
Consistencia: ==>									

	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2005	Por el Periodo acumulado del 1 de Enero al 30 de Junio de 2004
Utilidad (Pérdida) Neta del Ejercicio del Estado de Cambios **IGUAL a:**	10,516	16,129
Utilidad (Pérdida) Neta del Ejercicio del Estado de Ganancias y Perdidas	10,516	16,129
Consistencia: ==>		

ESTADO DE FLUJOS DE EFECTIVO	
El saldo de efectivo y equivalentes al Inicio del Ejercicio del periodo actual **IGUAL a:**	24,041
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General comparativo	24,041
Consistencia: ==>	
El saldo Efectivo y Equivalente de Efectivo al finalizar el Ejercicio del periodo actual **IGUAL a:**	37,835
Saldo de Caja y Bancos (posibilidad de considerar Valores negociables) del Balance General actual	37,835
Consistencia :==>	

Conciliacion del Resultado Neto con el Efectivo y Equivalentes de Efectivo Provenientes de las Actividades de Operacion	Del 1 de Enero de 2005 al 30 de Junio de 2005	Del 1 de Enero de 2004 al 30 de Junio de 2004
Utilidad o pérdida del ejercicio del Estado de Flujo de Efectivo **IGUAL a:**	10,516	16,129
Utilidad (perdida) neta del ejercicio del Estado de Ganancias y Pérdidas	10,516	16,129
Consistencia: ==>		

	Del 1 de Enero de 2005 al 30 de Junio de 2005	Del 1 de Enero de 2004 al 30 de Junio de 2004
Aumento (Dism.) de Efectivo y Equivalente de Efectivo de la Conciliación **IGUAL a:**	-5,546	22,110
Aumento (Dism.) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación.	-5,546	22,110
Consistencia (*) :==>		

(*)Si el Flujo de Efectivo se preparo por el Método indirecto no se aplica esta validación.

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.

NOTAS A LOS ESTADOS FINANCIEROS POR EL PERIODO TERMINADO EL 30 DE JUNIO DEL 2005.

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros se preparan de acuerdo con las disposiciones legales sobre la materia y con los principios de contabilidad generalmente aceptados en el Perú, que comprenden sustancialmente las Normas Internacionales de Contabilidad (NICs) oficializadas por el Consejo Normativo de Contabilidad.

Los estados financieros del período han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2004.

Ajuste de los estados financieros para reconocer los efectos de la inflación

A través dela Resolución N° 031-2004-EF/93.01, el Consejo Normativo de Contabilidad suspendió, a partir del año 2005, el ajuste de los estados financieros para reconocer los efectos de la inflación. Los saldos ajustados por inflación al 31 de diciembre del 2004 son considerados como los saldos iniciales al 1° de enero del 2005. Este tratamiento también ha sido adoptado por las autoridades tributarias para la determinación del impuesto a la renta a partir del ejercicio 2005.

2) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende:

	30-06-05		31-12-04	
	Corriente	Largo plazo	Corriente	Largo plazo
	(En miles de soles)			
Facturas y letras	200,560	25,795	165,034	31,647
Intereses diferidos	(5,606)	(4,685)	(6,892)	(2,982)
Provisión para cuentas de cobranza dudosa	(60,424)		(64,971)	
	134,530	21,110	93,171	28,665
Empresas afiliadas	10,576		8,732	
	145,106	21,110	101,903	28,665

3) EXISTENCIAS

Este rubro comprende :

	30-06-05	31-12-04
	(En miles de soles)	
Máquinas, motores y automotores	105,063	94,839
Repuestos	75,971	67,040
Servicios de taller en proceso	21,738	23,730
Existencias por recibir	22,208	32,427
	224,980	218,036
Provisión para desvalorización de existencias	(14,129)	(13,948)
	210,851	204,088

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

El movimiento del período de la provisión para desvalorización de existencias fue el siguiente:

	30-06-05	30-06-04
	(En miles de soles)	
Saldo inicial	13,948	12,575
Adiciones del período	5,268	7,661
Aplicaciones por ventas	(5,087)	(4,036)
Otros cambios		(612)
Saldo final	14,129	15,588

4) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transferencias	Otros cambios	Saldos Finales
			(En miles de soles)			
Costo:						
Terrenos	49,827					49,827
Edificios y otras construcciones	73,596	75	(24)	550		74,197
Instalaciones	10,308	252				10,560
Maquinaria y equipo	112,663	1,604	-	3,856	(14)	118,109
Maquinaria y equipo - flota de alquiler	85,614	14,253	(1,511)	(12,243)	-	86,113
Unidades de transporte	4,732			(107)		4,625
Muebles y enseres	27,972	1,059	(49)		(16)	28,966
Trabajos en curso	2,262	486		(550)		2,198
	366,974	17,729	(1,584)	(8,494)	(30)	374,595
Depreciación acumulada :						
Edificios y otras construcciones	20,898	1,113	(7)			22,004
Instalaciones	7,439	467				7,906
Maquinaria y equipo	75,059	7,283	(71)	44	69	82,384
Maquinaria y equipo - flota de alquiler	21,166	5,991	(101)	(6,729)	(12)	20,315
Unidades de transporte	4,347	90		(107)		4,330
Muebles y enseres	22,060	1,189	(25)	(20)		23,204
	150,969	16,133	(204)	(6,812)	57	160,143
	216,005					214,452
Provisión para desvalorización de inmueble	0					(3,978)
	216,005					210,474

5) INTERESES POR TITULOS DE DEUDA

Los intereses devengados en el período por títulos de deuda han ascendido a S/. 11.5 millones.

ferreyros s.a.a.

VICTOR ASTETE PALMA

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

6) PATRIMONIO

Por acuerdo de Junta General de Accionistas del 22 de marzo del 2005, se aprobó aumentar el capital social por S/.26.4 millones mediante la capitalización de ajuste por reexpresión del capital social, de reserva legal, del excedente de revaluación y de resultados acumulados.

El capital autorizado , suscrito y pagado asciende a S/.266,178,000, formalizado mediante escritura pública y representado por 241,980,000 acciones comunes de un valor nominal de S/.1.10 cada una.

Por acuerdo de Junta General de Accionistas del 22 de marzo del 2005, se aprobó la distribución de dividendos en efectivo por S/.12.0 millones.

7) CONTINGENCIAS Y COMPROMISOS

Al 30 de junio del 2005, la Compañía tiene las siguientes contingencias :

a) En febrero del 2003, la Compañía recibió una Resolución de Multa por S/.2.5 millones, incluido intereses, por supuesta omisión en el pago de la regularización del Impuesto a la Renta del año 2000. La compañía ha presentado un recurso de apelación al Tribunal Fiscal.

b) En abril del 2003 la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.4.3 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación al Tribunal Fiscal.

c) La Compañía mantiene en proceso de reclamación, juicios por US$ 2.7 millones por concepto de indemnización por responsabilidad extracontractual iniciado por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Al 30 de junio del 2005, la Compañía tiene los siguientes compromisos:

a) Avales por US$ 9.0 millones y US$ 2.4 millones, que garantizan operaciones de crédito de subsidiarias y de operaciones de compra de terceros, respectivamente.

b) Fianzas bancarias a favor de entidades financieras por US$ 3.1 millones, que garantizan transacciones diversas.

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

8) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

		Trimestres terminados el:		Períodos terminados el:	
		30-06-05	30-06-04	30-06-05	30-06-04
Utilidad neta	S/.	6,495,000	8,780,000	10,516,000	16,129,000
Promedio ponderado de acciones comunes en circulación		241,980,000	241,980,000	241,980,000	241,980,000
Utilidad básica por acción	S/.	0.027	0.036	0.043	0.067

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluídas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.
Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluída; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

9) VENTAS NETAS Y UTILIDAD EN VENTAS

Las operaciones realizadas con empresas subsidiarias fueron las siguientes:

	Trimestres terminados el:		Períodos terminados el:	
	30-06-05	30-06-04	30-06-05	30-06-04
	(En miles de soles)			
Ventas netas	8,091	3,432	13,635	6,662
Utilidad en ventas	631	384	1,167	866

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

10) TRANSACCIONES CON EMPRESAS VINCULADAS

Las transacciones con subsidiarias se resumen como sigue:

	Períodos terminados el:	
	30-06-05	30-06-04
	(En miles de soles)	
Ventas de bienes:		
Orvisa S.A.	10,887	5,017
Unimaq S.A.	1,528	792
Motorindustria S.A.	313	335
	12,728	6,144
Ventas de servicios:		
Motorindustria S.A.	133	385
Unimaq S.A.	283	91
Orvisa S.A.	139	29
Fiansa S.A.	334	13
Domingo Rodas S.A.	18	
	907	518
Total ventas de bienes y servicios	**13,635**	**6,662**
Compras de bienes:		
Unimaq S.A.	1,807	1,414
Fiansa S.A.	6,074	661
Orvisa S.A.	206	151
	8,087	2,226
Compras de servicios:		
Motorindustria S.A.	10,206	10,794
Depósitos Efe S.A.	495	290
Unimaq S.A.	188	
Fiansa S.A. Y Orvisa S.A.	175	
	11,064	11,084
Total compras de bienes y servicios	**19,151**	**13,310**

Los ingresos provenientes de estas operaciones se encuentran gravados con Impuesto General a las Ventas e Impuesto a la Renta.

Las operaciones se realizan a valor de mercado y la forma de pago es al contado.

ferreyros s.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

11) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 30 de junio que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	30-06-05	30-06-04
	(En miles de soles)	
Ajustes por registro de :		
Transferencias de existencias a inmuebles, maquinaria y equipo	3,832	3,221
Transferencias de inmuebles, maquinaria y equipo a existencias	5,514	11,590

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Ferreyros

DECLARACIÓN DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el período terminado el 30 de junio del 2005. Los firmantes se hacen responsables por los daños que pueda generar la falta de veracidad o insuficiencia del contenido, dentro del ámbito de su competencia, de acuerdo a las normas del Código Civil..

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión
Y Sistemas

Víctor Astete Palma
Gerente División de Contraloría

Ferreyros

Para mayor información contactarse con:
Fiorella Amorrortu, Finanzas Corporativas
Teléfonos: (51-1) 3367070, anexo 4440
Email: famorrortu@ferreyros.com.pe

FERREYROS S.A.A.

INFORME DE GERENCIA POR EL SEGUNDO TRIMESTRE DEL AÑO 2005

(Lima, Perú, 21 de julio del 2005).- Ferreyros distribuidor de bienes de capital en el Perú, anuncia sus resultados financieros del segundo trimestre del 2005.

Las ventas al 30-06-05 ascendieron a S/. 452.4 millones, en comparación con S/. 471.8 millones del mismo periodo del año anterior, una disminución de 4.1%., debido a que ventas ya cerradas de equipos por S/. 35.6 millones no pudieron ser facturadas por un atraso de los proveedores en el envío de las unidades. Como consecuencia del crecimiento de la demanda mundial de equipos, los tiempos de atención de pedidos por parte de los fabricantes han aumentado en forma importante. Si estas operaciones se hubieran facturado, las ventas del primer semestre del 2005 habrían alcanzado la cifra de S/. 488 millones, superiores en 3.4% a las del mismo período del año anterior. Por otro lado, la utilidad neta al 30-06-05 ascendió S/10.5 millones en comparación con S/. 16.1 millones del mismo período del año anterior, una disminución de 34.8%, debido, principalmente, a un menor ingreso por REI. A partir del 1° de enero del presente año, el ajuste integral de los estados financieros por inflación ha sido suspendido, razón por la cual en el primer semestre del 2005 no se ha registrado Resultado por Exposición a la Inflación (REI). El ingreso por este concepto, sin incluir diferencia de cambio, registrado en el primer semestre del 2004 ascendió a S/. 4.8 millones, neto de participaciones e impuesto.

La Compañía espera mejorar las ventas de repuestos y servicios a empresas de la gran minería en el segundo semestre del 2005, con lo cual aumentará el margen bruto tanto en términos absolutos como porcentuales (los márgenes brutos de las ventas de repuestos y servicios son mucho más altos que los de las ventas de productos principales) Las empresas de la gran minería han incrementado a partir de junio el número de componentes enviados para su reparación a los talleres de la Compañía.. Adicionalmente, en el segundo

Ferreyros S.A.A.

Hugo Sommerkamp Molinari

Ferreyros S.A.A.

VICTOR ASTETE PALMA

semestre del 2004 tomará algunas medidas para reducir los gastos de operación para mejorar la rentabilidad de las diferentes unidades de negocios.

La Compañía estima que el aumento esperado de las ventas de repuestos y servicios a la gran minería así como la disminución de los gastos de operación mejorarán en forma importante la utilidad neta en el segundo semestre del 2005.

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al segundo trimestre del 2005 y 2004. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se incluye, en el rubro Otros Ingresos Operacionales, solamente la utilidad bruta obtenida en dichas operaciones.

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS.- Las ventas netas del segundo trimestre del 2005 ascendieron a S/. 248.4 millones, en comparación con S/. 278.5 millones del mismo período del año anterior, una disminución de 10.8 %. En conjunto, las ventas de productos principales (máquinas, motores, equipos, automotriz y unidades usadas) fueron menores en 13.8% a las del segundo trimestre del año anterior (S/. 121.1 millones en el 2T 2005; 140.4 millones en el 2T del 2004), que se explica por lo siguiente:

- Disminución de 17.5% en la venta de equipos Caterpillar (S/. 96.0 millones en el 2T del 2005; S/: 116.3 millones en el 2T del 2004) debido a que ventas ya cerradas de equipos por S/. 35.6 millones no pudieron ser facturadas por un atraso de los proveedores en el envío de las unidades. Si estas operaciones hubieran sido facturadas, las ventas del 2T del 2005 habrían ascendido a 131.6 millones, superiores en un 13.1 % a las ventas del mismo periodo del año anterior.
- Disminución no significativa en la venta de equipos agrícolas de 3.8% (S/.6.5 millones en el 2T del 2005; S/. 6.8 millones en el 2T del 2004)
- Crecimiento de 39.4% en las ventas de la línea automotriz (S/. 7.5 millones en el 2T del 2005, S/. 5.4 millones en el 2T 2004), debido a mayores ventas de camiones pesados por demanda generada por la renovación del parque automotor.
- Disminución de 7.5% en las ventas de unidades usadas (S/. 11.0 millones en el 2T 2005, S/. 11.9 millones en el 2T 2004), que se explica por una atraso en las adquisiciones de unidades por parte de empresas constructoras, situación que se regularizará en los próximos meses, cuando culminen las licitaciones para la construcción de carreteras. .Cabe destacar que las ventas del primer semestre del 2005 son mayores en 10.9% que las del mismo período del año anterior.(S/.19.3 millones en el 1S del 2005; S/. 17.4% en el 1S del 2004).

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

De otro lado, en el segundo trimestre del 2005, las ventas de repuestos y servicios fueron menores en 6.9% a las del mismo período del año anterior (S/.123.3 millones en el 2T del 2005; S/.132.5 millones en el 2T del 2004), debido a lo siguiente:

- Una disminución de 6.4% debido a la caída del tipo de cambio (la conversión de las ventas en dólares a nuevos soles utilizando un tipo de cambio menor da como resultado menores ventas en soles). El tipo de cambio promedio del 2T del 2005 fue de 3.26 en comparación con 3.48 del mismo periodo del año anterior
- Una disminución temporal en la venta de repuestos y servicios, debido a atrasos por parte de algunas empresas de la gran minería en el envío de componentes para su reparación en los talleres de la Compañía. Esta disminución será compensada en los próximos meses, cuando se lleve a cabo la reparación de dichos componentes. Es importante mencionar que, en el mes julio, la Compañía ha recibido una cantidad de componentes bastante mayor que el promedio de los meses anteriores. El incremento observado en el mes de julio debería mantenerse en los meses que restan del año.

Por su parte, los ingresos por alquiler de equipos del 2T 2005 mostraron una disminución de 28.2% en comparación con los registrados en el mismo periodo del año anterior (S/. 3.9 millones el 2T del 2005; S/. 5.5 millones en el 2T del 2004), debido a que la Compañía alquiló a lo largo del 2004 una flota importante de equipos a una empresa encargada de realizar trabajos de desarrollo para el proyecto Camisea. La ejecución de estos trabajos terminó en diciembre del 2004. Las unidades sobrantes de la flota de alquiler han sido transferidas para su venta al inventario de equipos usados.

UTILIDAD EN VENTAS.- La utilidad en ventas del segundo trimestre del 2005 ascendió a S/. 50.9 millones, en comparación con S/. 54.9 millones del mismo período del año anterior, una disminución de 7.3%, originada, principalmente, por la disminución de las ventas del 2T 2005. En términos porcentuales, la utilidad en ventas del segundo trimestre del 2005 es ligeramente superior a la del mismo período del año anterior. (20.5% vs 19.7%).

GASTOS DE VENTA Y ADMINISTRACION.- Los gastos de venta y administración ascendieron en el segundo trimestre del 2005 a S/. 39.3 millones en comparación con S/. 43.7 millones del mismo período del año anterior, una disminución de 9.8 %, Esta disminución es el resultado neto de lo siguiente:

- Disminución de la provisión para cobranza dudosa. Hasta el 31 de diciembre del 2004 la compañía registró provisiones importantes para cuentas de clientes que se encontraban en Indecopi. Gracias a una mejora en la calidad de la cartera, en el primer semestre del 2005 se registro una provisión para cobranza dudosa por un importe bastante menor que la del mismo período del año anterior.
- Disminución de los gastos variables por menores ventas del período.

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

- Aumento por contratación de personal técnico extranjero para brindar a los clientes de la gran minería un servicio postventa de acuerdo a estándares de calidad mundial.
- Incremento de gastos incurridos para mejorar los procesos técnicos y administrativos de la Compañía.
- Aumento de remuneraciones otorgado a los trabajadores de la Empresa, a partir de agosto del 2004, para reponer parte de la pérdida del poder adquisitivo de la moneda peruana, ocasionada por la inflación de los últimos cinco años anteriores al 2003, período durante el cual dichas remuneraciones se mantuvieron congeladas

INGRESOS FINANCIEROS.- En este rubro se registra, principalmente intereses de ventas a plazo, intereses moratorios de cuentas por cobrar a clientes y descuentos por pronto pago otorgados por proveedores. Los ingresos financieros del primer trimestre del 2005 ascendieron a S/. 5.8 millones en comparación con S/. 4.9 millones del mismo período del año anterior, un aumento de 17.2%, originado básicamente por un incremento de intereses de refinanciación de cuentas por cobrar a clientes, los cuales vienen cumpliendo con el pago de sus obligaciones.

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 7.2 millones en el primer trimestre del 2005 en comparación con S/.6.8 millones del mismo período del año anterior, un aumento de 6.6%, debido a: un aumento de los pasivos por S/ 3.0 millones (el pasivo promedio en el segundo trimestre del 2005 fue de S/. 431.0 millones, en comparación con S/ 428.6 millones del mismo período del año anterior) y a un incremento de las tasas de interés en el mercado financiero internacional. El efecto de estos aumentos fue compensado en parte con un menor pago en soles de intereses pactados en dólares americanos, como consecuencia de la caída del tipo de cambio. La mayor parte de las obligaciones de la Compañía han sido contraídas en dicha moneda extranjera.

PARTICIPACIÓN EN LOS RESULTADOS DE SUBSIDIARIAS.- En este rubro se registran las utilidades de subsidiarias reconocidas por el método contable de participación patrimonial. Los ingresos por este concepto ascendieron a S/.3.2 millones en el segundo trimestre del 2005, en comparación con S/. 3.1 millones registrados en el mismo período del año anterior, un incremento no significativo de S/. 0.1 millones.

OTROS INGRESOS (EGRESOS).-- En el segundo trimestre del 2005, en este rubro se registró un egreso neto de S/. 3.8 millones en comparación con un egreso neto de S/. 1.0 millones del mismo período del año anterior. En el 2T 2005, se incluyeron en este rubro, principalmente, los siguientes conceptos: i) un egreso de S/. 2.0 millones por provisión para desvalorización de existencias, ii) un egreso de S/. 2.0 millones por provisión para desvalorización de activo fijo, y iii) un ingreso neto de S/. 0.2 por otros conceptos. Por otra parte en el segundo trimestre del 2004, se incluyeron en este rubro, principalmente, los siguientes conceptos: i) un egreso de S/. 1.5 millones por provisión para

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

desvalorización de existencias, y ii) un ingreso neto de S/. 0.5 millones por otros conceptos.

GANANCIA (PERDIDA) POR EXPOSICION A LA INFLACION (REI).-- Por Resolución No. 031-2004-EF/93.01, el Consejo Normativo de Contabilidad suspendió a partir del año 2005, el ajuste de los estados financieros para reconocer los efectos de la inflación. Por tal razón, el REI del 2T del 2005 incluye solamente utilidad en cambio por S/. 0.9 millones, mientras que el REI del 2T del 2004, por S/. 2.1, millones incluye: pérdida en cambio por S/. 1.2 millones, utilidad por ajuste por inflación del estado de ganancias y pérdidas por S/. 4.2 millones y pérdida por ajuste por inflación del balance general por S/. 0.9 millones.

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del segundo trimestre del 2005 y 2004 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA.- La utilidad neta del segundo trimestre del 2005 ascendió a S/. 6.5 millones en comparación con S/. 8.7 millones del mismo período del año anterior, una disminución de 26.0%, debido a una disminución en la utilidad bruta como resultado de las menores ventas, incremento en los gastos financieros, aumento en otros egresos y menor ganancia por REI, lo cual fue compensado en parte por: una disminución de los gastos de administración y ventas, incremento en ingresos financieros y aumento en la participación en los resultados de subsidiarias.

ANALISIS DEL BALANCE GENERAL

Al 30-06-05, el total de pasivos ascendió a S/. 504.2 millones en comparación con S/. 464.9 millones al 30-06-04, un incremento de S/. 39.3 millones. Por otra parte, el total de activos al 30-06-05 ascendió a S/. 802.6 millones en comparación con S/. 751.5 millones al 30-06-04, un incremento neto de S/. 51.1 millones. Las principales variaciones de las cuentas del activo que explican este incremento son las siguientes:

a) Aumento neto de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 55.6 millones, como consecuencia de i) aumento de S/. 36.9 millones por mayores ventas; del cual S/. 26 millones corresponden a facturas por cobrar de muy corto plazo ii) aumento de S/.22 millones por cartera en garantía devuelta por un patrimonio fideicometido transferida de Otras Cuentas por Cobrar a Cuentas por Comerciales, iii) aumento de S/. 2.2 millones por cartera transferida por una subsidiaria en pago de deuda; iv) disminución de S/. 2.3 millones por aumento de intereses diferidos; v) disminución de S/.5.3 millones por aumento de provisión para cobranza dudosa; y vi) otros incrementos por S/. 2.1 millones.

b) Disminución neta de Otras Cuentas por Cobrar por S/. 28.0 millones, que se explica por: i) una disminución de S/. 22.0 millones por cartera en garantía devuelta por un patrimonio fideicometido transferida de Otras

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Cuentas por Cobrar a Cuentas por Cobrar Comerciales; ii) disminución de S/. 2.6 millones por aumento de provisión para cuentas dudosas; iii) disminución de S/.1.0 millones por cobranza a la Sunat de tributo pagado en exceso; y iv) otras disminuciones por S/. 2.4 millones.

c) Disminución neta en cuentas por cobrar a subsidiarias por S/. 6.0 millones debido a cobranzas efectuadas en el período.

d) Aumento neto de Existencias por S/. 45.4 millones debido a: i) aumento neto de S/.44.4 millones por compras efectuadas en el período; ii) aumento de S/. 12.8 millones por transferencia de equipos de alquiler del activo fijo al inventario; iii) disminución de S/. 5.6 millones por transferencia de componentes del inventario al activo fijo; iv) disminución de S/. 7.4 millones por incremento de la provisión para desvalorización de existencias; y v) otros aumentos por S/. 1.2 millones.

e) Disminución neta del Activo Fijo por S/. 12.3 millones, que se explica por las siguientes operaciones: i) aumento de S/. 23.5 millones por compras de equipos de alquiler; ii) aumento de S/. 5.6 millones por transferencias de componentes del inventario al activo fijo; iii) disminución de S/. 12.8 millones por transferencia de equipo de alquiler del activo fijo al inventario; iv) disminución de S/.32.3 millones por aumento de la depreciación acumulada; v) aumento de S/. 9.3 millones por compras de otros activos fijos; vi) disminución de S/. 4.0 millones por una provisión para desvalorización de activo fijo; y vii) otras disminuciones por S/. 1.6 millones..

f) Disminución neta de Inversiones en Valores por S/. 17.6 millones debido a las siguientes operaciones: i) aumento de S/. 11.2 millones por utilidades de subsidiarias reconocidas mediante la aplicación del método de participación patrimonial: ii) aumento de S/. 3.3 millones por compra de acciones de una subsidiaria que se encontraban en poder de otras subsidiarias; iii) disminución de S/. 23.7 millones por liquidación de una inversión en un patrimonio fideicometido; iv) disminución de S/. 2.0 millones por pérdida en la valuación de una inversión en una empresa no subsidiaria; v) disminución de S/. 6.4 millones por dividendos recibidos en efectivo de una subsidiaria, previamente incorporados en el rubro Inversiones a través de la aplicación del método contable de participación patrimonial.

LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 30-06-05 es de 1.28, menor que el ratio corriente de 1.53 al 30-06-04. Esta disminución se debe a que la serie "A" de la cuarta emisión de bonos corporativos, cuyo vencimiento es en agosto del 2005, ha pasado de endeudamiento a mediano plazo a endeudamiento a corto plazo. Al respecto, cabe señalar que, actualmente, la Compañía tiene emisiones de bonos corporativos por US $ 45.0 millones, siendo sus vencimientos US $ 15.0 millones el 2005, US $ 15.0 millones el 2006 y US $ 15 millones en el 2007.

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.

VICTOR ASTETE PALMA
Gerente División ...

La Compañía cuenta con un programa registrado por un total de US $ 50.0 millones, dentro del cual, colocó en el mes de Julio 2004 la Serie A de la Primera Emisión del Programa y en el mes de noviembre del 2004, la serie B de la misma emisión, cada una por US $ 7.5 millones. La estrategia de la Compañía es continuar realizando emisiones a la luz del mismo programa para mantener su ratio corriente en los niveles adecuados para sus necesidades de operación.

El ratio de apalancamiento financiero al 30-06-05 es 1.55, en comparación con 1.50 al 30-06-04.

La conformación de las obligaciones de la Compañía al 30 de junio 2005 se muestra en el anexo 4.

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. ANEXO 1

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Estado de Ganancias y Pérdidas
(En miles de soles constantes)

	2T 05	%	1T 05	%	2T 04	%	2T 05/ 1T 05 %	2T 05/ 2T 04 %	Acumulado al 30-06-05	%	Acumulado al 30-06-04	%	Variación %
Ventas Netas	248,363	100.0	204,049	100.0	278,485	100.0	21.7	-10.8	452,412	100.0	471,781	100.0	-4.1
Costo de Ventas	-197,433	-79.5	-158,716	-77.8	-223,608	-80.3	24.4	-11.7	-356,148	-78.7	-374,852	-79.5	-5.0
Utilidad en ventas	**50,930**	**20.5**	**45,334**	**22.2**	**54,876**	**19.7**	**12.3**	**-7.2**	**96,264**	**21.3**	**96,929**	**20.5**	**-0.7**
Otros ingresos operacionales	0	-	0	-	0	0.0				0.0	0	0.0	
Utilidad Bruta	**50,930**	**20.5**	**45,334**	**22.2**	**54,876**	**19.7**	**12.3**	**-7.2**	**96,264**	**21.3**	**96,929**	**20.5**	**-0.7**
Gastos de Venta y Administración	-39,388	-15.9	-36,984	-18.1	-43,673	-15.7	6.5	-9.8	-76,372	-16.9	-77,703	-16.5	-1.7
Utilidad en operaciones	**11,542**	**4.6**	**8,350**	**4.1**	**11,203**	**4.0**	**38.2**	**3.0**	**19,892**	**4.4**	**19,226**	**4.1**	**3.5**
Ingresos Financieros	5,825	2.3	4,607	2.3	4,969	1.8	26.4	17.2	10,432	2.3	10,003	2.1	4.3
Gastos Financieros	-7,275	-2.9	-6,772	-3.3	-6,825	-2.5	7.4	6.6	-14,047	-3.1	-13,844	-2.9	1.5
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación *patrimonial*	3,283	1.3	2,737	1.3	3,122	1.1	20.0	5.2	6,020	1.3	5,469	1.2	10.1
Otros Ingresos (Egresos), neto	-3,830	-1.5	-4,017	-2.0	-1,003	-0.4	-4.7	281.9	-7,847	-1.7	-4,242	-0.9	85.0
Utilidad antes de Resultado por exposición a la inflación	**9,546**	**3.8**	**4,905**	**2.4**	**11,467**	**4.1**	**94.6**	**-16.7**	**14,451**	**3.2**	**16,614**	**3.5**	**-13.0**
Ganancia (Pérdida) por Exposición a la Inflación	939	0.4	1,707	0.8	2,117	0.8	-45.0	-55.7	2,646	0.6	8,280	1.8	-68.0
Utilidad antes de Participaciones e Impuesto a la Renta	**10,485**	**4.2**	**6,613**	**3.2**	**13,584**	**4.9**	**58.6**	**-22.8**	**17,098**	**3.8**	**24,894**	**5.3**	**-31.3**
Participaciones	-840	-0.3	-546	-0.3	-1,006	-0.4	54.0	-16.4	-1,386	-0.3	-1,828	-0.4	-24.2
Utilidad antes de Impuesto a la Renta	9,645	3.9	6,067	3.0	12,578	4.5	59.0	-23.3	15,712	3.5	23,066	4.9	-31.9
Impuesto a la Renta	-3,150	-1.3	-2,046	-1.0	-3,798	-1.4	54.0	-17.1	-5,196	-1.1	-6,937	-1.5	-25.1
Utilidad neta	**6,495**	**2.6**	**4,021**	**2.0**	**8,780**	**3.2**	**61.5**	**-26.0**	**10,516**	**2.3**	**16,129**	**3.4**	**-34.8**

121/07/200515:38

ANEXO 2

FERREYROS S.A.A.

Balance General (Expresado en miles de nuevos soles)

	30-jun-05	30-jun-04	Variación % 30-jun-05 / 30-jun-04
Caja y bancos	37,835	23,179	63.2
Cuentas por cobrar comerciales	145,105	79,519	82.5
Inventarios	210,851	165,403	27.5
Cuentas por cobrar vinculadas	8,652	14,658	-41.0
Otras cuentas por cobrar	64,949	93,001	-30.2
Gastos pagados por anticipado	3,041	4,295	-29.2
Activo Corriente	**470,433**	**380,056**	23.8
Cuentas por cobrar comerciales a largo plazo	21,110	31,060	-32.0
Otras cuentas por cobrar a largo plazo			
Inmueble, maquinaria y equipo			
Equipo de alquiler	86,113	102,407	-15.9
Otros activos fijos	284,504	271,495	4.8
	370,617	373,903	-0.9
Depreciación acumulada	-160,143	-151,167	5.9
Inmueble, maquinaria y equipo, neto	210,474	222,736	-5.5
Inversiones	92,423	109,981	-16.0
Otros activos no corrientes	8,249	7,711	7.0
Activo no Corriente	332,256	371,487	-10.6
Total Activo	**802,689**	**751,543**	6.8
Deuda de corto plazo	131,806	143,492	-8.1
Otros pasivos corrientes	236,189	104,580	125.8
Pasivo corriente	**367,995**	**248,073**	48.3
Deuda de largo plazo	136,231	216,869	-37.2
Total Pasivo	**504,226**	**464,941**	8.4
Ganancias diferidas	6,777	4,848	39.8
Impuesto a la renta diferido			
Patrimonio	**291,686**	**281,753**	3.5
Total Pasivo y Patrimonio	**802,689**	**751,543**	6.8
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	16,191	15,805	
UAIDA	**44,689**	**46,262**	
Ratios Financieros			
Ratio corriente	1.28	1.53	
Apalancamiento Financiero	1.55	1.50	
Valor contable por acción	1.21	1.37	

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 3

FERREYROS S.A.A

Ventas netas por Area de Operaciones
(En miles de soles constantes)

	2T 05	%	1T 05	%	2T 04	%	2T 05/ 1T 05 %	2T 05/ 2T 04 %	**Acumulado al 30-6-2005**	**%**	**Acumulado al 30-6-2004**	**%**	**S/.000**	**Variación %**
Caterpillar:														
Gran minería	46,805	18.8	32,895	16.1	79,537	28.6	42.3	-41.2	79,700	17.6	113,759	24.1	-34,059	-29.9
Otros	49,204	19.8	30,525	15.0	36,795	13.2	61.2	33.7	79,729	17.6	48,401	10.3	31,327	64.7
	96,009	38.7	63,420	31.1	116,332	41.8	51.4	-17.5	159,429	35.2	162,160	34.4	-2,731	-1.7
Equipos agrícolas	6,534	2.6	8,075	4.0	6,790	2.4	-19.1	-3.8	14,609	3.2	12,984	2.8	1,625	12.5
Automotriz	7,504	3.0	7,223	3.5	5,382	1.9	3.9	39.4	14,727	3.3	7,375	1.6	7,351	99.7
Unidades usadas	11,035	4.4	8,284	4.1	11,935	4.3	33.2	-7.5	19,319	4.3	17,417	3.7	1,902	10.9
	121,081	48.8	87,002	42.6	140,439	50.4	39.2	-13.8	208,083	46.0	199,937	42.4	6,245	4.1
Repuestos y servicios	123,305	49.6	113,934	55.8	132,510	47.6	8.2	-6.9	237,240	52.4	260,800	55.3	-23,560	-9.0
Alquileres	3,976	1.6	3,113	1.5	5,536	2.0	27.7	-28.2	7,089	1.6	11,045	2.3	-3,957	-35.8
Total	248,363	100.0	204,049	100.0	278,485	100.0	21.7	-10.8	452,412	100.0	471,781	100.0	-19,370	-4.1

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 30-06-2005
Minería	69.6%
Construccion	13.3%
Pesca	2.6%
Agricultura	3.3%
Gobierno	1.0%
Transporte	3.1%
Industria	1.0%
Otros	6.1%
Total	100.0%

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

FERREYROS S.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. **ANEXO 4**

Conformación del Pasivo al 30 de junio del 2005

(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	28,290	18,995	3,646	5,649
Papeles Comerciales	-			
Proveedores:				
Caterpillar	29,588	29,588		
Otros	11,265	10,918	347	
Bonos corporativos	45,000		25,000	20,000
Caterpillar Financial Services	24,768		8,551	16,217
Otros pasivos	15,878	15,878		
Total	154,789	75,379	37,544	41,866

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría